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Exhibit 21.1

Cobra Electronics Corporation Subsidiaries

Name	Jurisdiction
Cobra Electronics (HK) Limited	Hong Kong
Cobra Electronics Europe Limited	Ireland
Performance Products Limited	United Kingdom
Cobra Electronics UK Limited	United Kingdom

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  Exhibit 21.1